SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a—16 or 15d—16 of

the Securities Exchange Act of 1934

February 23, 2004

Commission File Number 333-08072

Provalis plc

(Translation of registrant’s name into English)

Newtech Square Deeside Industrial Park

Deeside Flintshire CH5 2NT

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form   20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date:	February 23, 2004	By:	/s/ Lee Greenbury

		Name:	Lee Greenbury
		Title:	Secretary

Meeting today:

There will be a 10.00 am briefing for analysts at Buchanan Communications, 107 Cheapside London. Running simultaneously to the briefing at 10.00 am there will be a live web cast of the Interim Results briefing. This will be followed by a 11.30 am briefing for the press.

To connect to the web cast facility please go to the following internet address approximately 10 minutes before the start of the briefing: http://radio.buchanan.uk.com.

This presentation will also be available on the Provalis website later today at: www.provalis.com.

Provalis will be holding a lunch at 12.45 pm also at Buchanan Communications. If you would like to attend any of the meetings please contact Charlie Forsyth on 020 7466 5000.

For Immediate Release

23rd February 2004

Provalis plc

Interim Results for the period ended 31st December 2003

Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, is pleased to announce its interim results for the period ended 31st December 2003.

Highlights

Group

•	Group sales £6.4m (1H2003: £7.1m) with gross profit £3.6m (1H2003: £4.0m)

•	Group operating loss increased to £1.8m (1H2003: £1.1m)

•	Dimethaid arbitration ruling in Provalis’ favour

•	Closing cash of £3.2m subsequently augmented by the scheduled receipt of £1.5m from Dr Falk Pharma in January 2004

•	£3.0m, three year, Barclays Bank facility arranged in December 2003

Medical Diagnostics

•	Sales lower at £0.6m (1H2003: £1.6m), having been significantly affected by sub-distributors reducing stocks of Glycosal® test cartridges

•	Placement rate of Glycosal® instruments maintained with over 9,000 instruments now shipped

•	Development of G5, the fully automated diagnostic platform, continues to make excellent progress with the HbA1c professional version still on track for US regulatory submission in the second quarter of 2004 with launch in the autumn of 2004

•	R&D team being expanded to support the development of additional assays for G5

Pharmaceuticals

•	Sales advance to a record level of £5.8m (1H2003: £5.5m)

•	Diclomax® sales stable at £3.2m (1H2003: £3.3m; 2H2003: £3.1m)

•	Operating profit of £1.0m (1H2003: £1.3m) reflecting increased sales and marketing activity

•	New products launched onto UK and Ireland markets

Commenting on these results, Provalis Chairman Frank Harding said, “The Pharmaceuticals business has performed in line with our expectations in the first half of the current financial year, with a strong second quarter performance. The first half saw new products launched and innovative marketing initiatives undertaken, and we expect to see further sales growth in the second half.

Although the placement of Glycosal® instruments to end users continues to be encouraging, with over 9,000 instruments shipped to date, sales of the test cartridge have been below our expectations. The stock readjustments in the distribution chain that contributed towards this have now filtered through the system, so, aided by a flow of launches in further markets, sales by Medical Diagnostics should now build in the second half of the year.”

Phil Gould, CEO of Provalis, added “The continuing placement of Glycosal® instruments demonstrates the market need for point of care HbA1c testing, particularly in the USA. G5, our next generation product, will be well placed to fully exploit this market as, in addition to the technical attributes of Glycosal®, it has the benefit of being fully automated. We remain extremely excited about the progress, and potential, of G5, which we believe will quickly become our leading point of care diagnostics platform. G5 development remains on track, with FDA submission scheduled for the second quarter of this year and product launch still targeted for the autumn.”

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463

Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552

Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402

Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Provalis’ Internet Website ; http://www.provalis.com

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group’s products, which are at various stages of development; the generation of sufficient operating cash flow by the Group’s pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group’s research and development activities; the success of the Group’s research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group’s products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group’s possible need for additional capital in the short, medium and/or long term; the Group’s intellectual property position and the success of patent applications for its products and technologies; the Group’s dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group’s sector; and other factors beyond the Group’s control that may cause the Group’s available capital resources to be used more quickly than expected. These and other factors that could affect the Company’s future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company’s registered address.

Notes to Editors

Provalis plc (LSE:PRO and NASDAQ:PVLS) is a diversified healthcare company with two operating businesses:-

•	Medical Diagnostics – develops and sells to world markets medical diagnostic products for chronic disease management. The division’s principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

•	Pharmaceuticals – sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The division’s principle product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Chairman’s & Chief Executive’s Statement

Group

The Group had mixed success in the first half of the financial year, with our Pharmaceuticals business achieving record half yearly sales, but our Medical Diagnostics business performing below expectations. The Group’s unaudited half year sales were £6.4m which, as anticipated at the Annual General Meeting, were lower than in the same period last year (1H2003: £7.1m). It should be remembered that first half sales last year benefited from the one-off order for Glycosal® instruments and test cartridges from Abbott Laboratories (£0.4m), but, after taking this into account, the first half of this year still saw lower than anticipated sales of Glycosal® test cartridges.

The Group recorded an operating loss of £1.8m (1H2003: £1.1m) reflecting the costs of establishing the Irish business as well as the effect of the reduced sales by Medical Diagnostics and lower gross profit.

The Group ended the period with £3.2m in cash, which was achieved as a result of tight cash management which still allowed targeted spending on key R&D projects, capital spending on equipment for the manufacture of G5 and focussed promotion and market development by our Pharmaceuticals business, particularly in Ireland. In December 2003, the Group entered into a £3.0m Barclays Bank facility committed for three years and, since the end of the half year, has received the second £1.5m payment due from Dr Falk Pharma and £0.24m of the £0.95m grant awarded earlier in the year by the Welsh Assembly. It should also be remembered that future cash flows will be enhanced when the monthly payments of £380,000 to Pfizer for Diclomax® cease in November 2004, and that the final payment of up to £2.0m is due from Dr Falk Pharma in January 2005.

The arbitration proceedings brought by the Group against Dimethaid International Inc following the early termination of the Pennsaid distribution agreement were decided in Provalis’ favour in December 2003, with Provalis being awarded damages of £1.2m, plus interest and costs of a further £0.4m. Dimethaid paid Provalis £0.2m of this in February 2004, with the balance being payable by instalments until April 2005. The Group has recognised this income of £0.2m in the period which has been offset by the £0.2m of legal costs incurred in the period.

Medical Diagnostics

As anticipated, Glycosal® sales of £0.6m in the period were down on the same period last year (1H2003: £1.6m). Sales in the first half of last year were boosted by the one-off order from Abbott Laboratories (£0.4m), with the remainder of this comparative shortfall being due to lower than anticipated sales of test cartridges. These lower sales resulted from a combination of de-stocking in the lengthy US sub-distributor network, and short delays to our distributors entering new markets, due to factors such as import administration, which has then held up the routine re-supply of test cartridges.

However, our distributors continued to place Glycosal® instruments at the target rate, with over 1,300 new units sold by them in the period, and as they have also reported to us that sales are now being made to potentially significant markets such as India, Japan and Spain, we expect sales by the Medical Diagnostics business to build.

We now have over three years’ experience of commercialising Glycosal® and have supplied over 9,000 instruments and two million test cartridges. Our market analysis indicates that the monthly usage rate of test cartridges among established customers varies from around 40 in diabetology clinics to around 12 in the smaller general practitioner-run clinics.

This experience has given us a much greater understanding of the market for point of care diagnostic products. This is particularly so in the key US market, where the success in placing Glycosal® instruments has demonstrated the market demand for a rapid, accurate, technically accredited and low cost point of care test for glycated haemoglobin, particularly in the smaller general practitioner-run clinics. However, market feedback indicates that this demand will best be served by a fully automated test which fits smoothly into physicians’ and nurses’ work flows.

Glycosal® has highlighted the potential of this market but, being a semi-automated system, cannot fully exploit it; market research has indicated that it is this semi-automation that has resulted in the higher than anticipated retirement rate of Glycosal®, particularly in the more busy clinics. G5 however, whilst sharing all of the technical, cost and time advantages of Glycosal®, is fully automated and so will be ideally positioned to exploit this valuable market. As such, we have the opportunity with G5 to make a significant penetration of the lucrative and key US point of care market.

Pharmaceuticals

Sales by the Pharmaceuticals business showed good progress in the half year, buoyed by maintained sales of Diclomax® our arthritis therapy, launches of new products in the UK and the emergence of our business in Ireland. Sales advanced strongly, particularly in the second quarter, to £5.8m for the half year. This is 5% ahead of the first half, and 7% ahead of the second half of the last financial year. The operating profit was £1.0m, reduced from the same period last year (1H2003: £1.3m) due to the increased costs of supporting new product launches and the building of the business in Ireland.

Diclomax® sales were maintained at £3.2m (1H2003: £3.3m: 2H2003: £3.1m), despite the continuing challenge from the new COX2 inhibitors.

The sales business in Ireland made good progress in its first full half year of trading, with sales of £0.3m. With Diclomax® and other Provalis products now launched in Ireland, and an exploratory collaboration with Pfizer now underway, we expect to see further growth by this business in the second half of the year.

The Pharmaceuticals business is a dynamic and flexible business able to respond quickly to market opportunities. As an example of this, the recent NICE decision to withdraw support for the use of hormone replacement therapy in the treatment of osteoporosis has presented Provalis with the chance to increase the market share of Calceos®, which is used as an adjunctive therapy for osteoporosis. In order to capitalise on this unexpected opportunity, Provalis has immediately focussed its promotion and marketing efforts over the next marketing cycle on Calceos®, has reduced the price to allow more competitive tendering against other products, and has contracted in a third party sales-force to intensify the detailing of Calceos® to doctors in the UK; we expect to see significant sales growth of this product.

Provalis is committed to growing the range of products sold by the Pharmaceuticals business and we are in late stage discussions to license–in a new generation product with the potential to replace the revenue from the sales of the Dr Falk Pharma range, which will be returned at the end of 2004, within three years.

New product development—G5 now in manufacture and progressing towards US regulatory submission in USA

Development of G5, the fully automated diagnostic platform, has progressed well in the first half of the year and is now essentially complete. Third party manufacturing facilities for both the instrument and test cartridge components are in place, and further expansion of Provalis’ cartridge assembly facility in Deeside is underway. Instruments and cartridge components have already been delivered to us for use in the definitive clinical trials to be carried out to support the US regulatory submission due in the second quarter of 2004, and in large scale trials with interested parties. We will be holding a number of research and investor events in the coming months to demonstrate G5 and to highlight its market potential and world leading features.

Third party interest in G5 has been significant, reflecting the exciting product proposition of a fully automated yet low cost, reliable, rapid and versatile doctor’s office diagnostic platform. This level of interest reinforces the market opportunities for G5 that are available to Provalis. With assistance from an experienced US based consultancy firm, we are using our understanding of the marketplace and the lessons we have learned from the use of third party distributors on a global basis, to finalise our commercialisation strategy for G5 in order to best realise these opportunities.

As well as carrying out testing for glycated haemoglobin, G5 is able to perform other diagnostic tests. We believe that having a range of tests on the same instrument will be a key factor in G5’s future success, and are expanding the R&D team in order to support the development of these further tests. The first additional test is planned for introduction in spring 2005.

We remain extremely excited about the prospects for G5. This product will become our flagship product in the USA following its launch onto the point of care, glycated haemoglobin testing market in the autumn of 2004.

Outlook for the full year

The Pharmaceutical business has performed in line with our expectations in the first half of the current financial year, with a particularly strong second quarter. With a number of new products launched, and new marketing initiatives underway, we expect to grow sales further.

The placement of Glycosal® instruments to end users continues to be encouraging, with over 9,000 instruments shipped to date. With the stock readjustment of cartridges having taken place in the sub-distribution chain, and sales now being made to potentially significant new markets, sales by the Medical Diagnostics business should now build.

Although Glycosal® currently takes centre stage for our Medical Diagnostics business, we remain very excited about the progress, and potential, of G5. We set ourselves a demanding programme for its secure introduction, but this remains on track with US regulatory submissions and product launch still targeted for the second quarter and the autumn of 2004 respectively, following which we believe G5 will quickly become our flagship point of care diagnostics platform, particularly in the USA.

Frank Harding	Philip Gould
Chairman	Chief Executive Officer
20 February 2004

Consolidated Profit and Loss Account

for the six months ended 31 December 2003

Notes	6 months ended 31 December 2003 (Unaudited) £’m	6 months ended 31 December 2002 (Unaudited) £’m	Year ended 30 June 2003 (Audited) £’m
Turnover
—Continuing activities	1	6.4	7.1	14.0

6.4	7.1	14.0
Cost of sales	(2.8)	(3.1)	(6.3)

Gross profit	3.6	4.0	7.7
Selling and distribution expenses	(1.9)	(1.6)	(3.1)
Administration expenses

Amortisation of intangible assets	6	(0.7)	(0.7)	(1.5)
Administration costs	2	(1.8)	(1.8)	(3.2)
Research and development costs	(1.0)	(1.0)	(2.0)

(3.5)	(3.5)	(6.7)

Operating loss
—Continuing activities	(1.8)	(0.7)	(1.7)
—Discontinued activities	1	—	(0.4)	(0.4)

(1.8)	(1.1)	(2.1)
Loss on termination of discontinued activities	1,2	—	(0.2)	(0.2)
Profit on variation of distribution agreement
—Continuing activities	2	—	—	3.4

(Loss) profit on ordinary activities before interest	(1.8)	(1.3)	1.1
Interest receivable	0.1	0.1	0.2

(Loss) profit on ordinary activities before taxation	1	(1.7)	(1.2)	1.3
Taxation	3	(0.3)	—	—

(Loss) profit for the period	(2.0)	(1.2)	1.3

(Loss) profit per ordinary share—basic and diluted	4	(0.6	)p	(0.4	)p	0.4	p

The accompanying notes are an integral part of this Consolidated Profit and Loss Account.

Reconciliation of Movements in Shareholders’ Funds

for the six months ended 31 December 2003

	6 months ended 31 December 2003 (Unaudited) £’m	6 months ended 31 December 2002 (Unaudited) £’m	Year ended 30 June 2003 (Audited) £’m
Shareholders’ funds at the start of the period	17.1	15.9	15.9
(Loss) profit for the period	(2.0)	(1.2)	1.3
Currency translation differences on foreign currency net investments	—	—	(0.1)

Shareholders’ funds at the end of the period	15.1	14.7	17.1

The accompanying notes are an integral part of this Reconciliation of Movements in Shareholders’ Funds.

Consolidated Balance Sheet

at 31 December 2003

	Notes	31 December 2003 (Unaudited) £’m	31 December 2002 (Unaudited) £’m	30 June 2003 (Audited) £’m
Fixed assets
Intangible assets	6	11.8	13.3	12.5
Tangible assets		1.8	1.6	1.6

		13.6	14.9	14.1

Current assets
Stocks		2.4	1.7	1.9
Debtors		4.1	2.2	4.0
Cash at bank and in hand		3.2	7.3	6.6

		9.7	11.2	12.5
Creditors: Amounts falling due within one year		(8.2)	(7.3)	(7.7)

Net current assets		1.5	3.9	4.8

Total assets less current liabilities		15.1	18.8	18.9

Creditors: Amounts falling due after more than one year		—	(4.1)	(1.8)

Net assets	1	15.1	14.7	17.1

Capital and reserves
Called-up share capital	7	3.3	3.3	3.3
Share premium account	7	24.1	24.1	24.1
Merger reserve	7	96.3	96.3	96.3
Profit and loss account	7	(108.6)	(109.0)	(106.6)

Equity shareholders’ funds		15.1	14.7	17.1

The accompanying notes are an integral part of this Consolidated Balance Sheet.

The interim financial statements were approved by the Board of Provalis plc on 20 February 2004.

Statement of Total Recognised Gains and Losses

for the six months ended 31 December 2003

	6 months ended 31 December 2003 (Unaudited) £’m	6 months ended 31 December 2002 (Unaudited) £’m	Year ended 30 June 2003 (Audited) £’m
(Loss) profit for the period	(2.0)	(1.2)	1.3
Currency translation differences on foreign currency net investments	—	—	(0.1)

Total recognised gains and losses relating to the period	(2.0)	(1.2)	1.2

Consolidated Cash Flow Statement

for the six months ended 31 December 2003

	Notes	6 months ended 31 December 2003 (Unaudited) £’m	6 months ended 31 December 2002 (Unaudited) £’m	Year ended 30 June 2003 (Audited) £’m
Operating loss		(1.8)	(1.1)	(2.1)
Depreciation of tangible fixed assets		0.3	0.3	0.5
Amortisation of intangible fixed assets		0.7	0.7	1.5
(Increase) in stocks		(0.5)	(0.3)	(0.5)
Increase (decrease) in creditors		0.6	(0.1)	0.2
(Increase) in debtors		(0.1)	(0.2)	(0.3)

Net cash outflow from operating activities		(0.8)	(0.7)	(0.7)

Cash flow statement
Net cash outflow from operating activities		(0.8)	(0.7)	(0.7)

Returns on investments and servicing of finance
Interest received		0.1	0.1	0.2

Net cash inflow from returns on investments and servicing of finance		0.1	0.1	0.2

Taxation
R&D tax credit received		0.1	0.4	0.6

Net cash inflow from taxation		0.1	0.4	0.6

Capital expenditure and financial investment
Purchase of intangible fixed assets		(2.3)	(2.3)	(4.6)
Purchase of tangible fixed assets		(0.5)	(0.3)	(0.5)
Proceeds on variation of distribution agreement		—	—	1.5

Net cash outflow from capital expenditure and financial investment		(2.8)	(2.6)	(3.6)

Acquisitions and disposals
Termination of discontinued businesses		—	(0.2)	(0.2)

Net cash outflow from acquisitions and disposals		—	(0.2)	(0.2)

Net cash outflow before management of liquid resources and financing		(3.4)	(3.0)	(3.7)

Management of liquid resources
Decrease in short term deposits		4.8	2.2	3.5

Net cash inflow from management of liquid resources		4.8	2.2	3.5

Financing
Unsecured loan repayments		—	(0.1)	(0.1)

Net cash outflow from financing		—	(0.1)	(0.1)

Increase (decrease) in cash	8	1.4	(0.9)	(0.3)

The accompanying notes are an integral part of this Consolidated Cash Flow Statement.

Notes to Accounts

for the six months ended 31 December 2003

1.	Segmental analysis by class of business

The analysis by class of business of the Group’s turnover, profit (loss) on ordinary activities before taxation and net assets is set out below:

	6 months ended 31 December 2003 (Unaudited) £’m	6 months ended 31 December 2002 (Unaudited) £’m	Year ended 30 June 2003 (Audited) £’m
Turnover
Continuing activities
—Medical Diagnostics	0.6	1.6	3.1
—Pharmaceuticals	5.8	5.5	10.9

	6.4	7.1	14.0

Profit (loss) on ordinary activities before taxation
Continuing activities operating profit (loss)
—Medical Diagnostics	(1.7)	(1.0)	(2.3)
—Pharmaceuticals	1.0	1.3	2.5
—Common costs	(1.1)	(1.0)	(1.9)
Net interest receivable	0.1	0.1	0.2
Profit on variation of distribution agreement	—	—	3.4

	(1.7)	(0.6)	1.9
Discontinued activities* operating (loss)	—	(0.4)	(0.4)
Loss on termination of discontinued activities*	—	(0.2)	(0.2)

	(1.7)	(1.2)	1.3

*Discontinued activities relate to certain programmes in the Vaccines Research Business of Therapeutics R&D

	31 December 2003 (Unaudited) £’m	31 December 2002 (Unaudited) £’m	30 June 2003 (Audited) £’m
Net assets
—Medical Diagnostics	0.6	0.4	0.5
—Pharmaceuticals	9.7	5.1	7.2

	10.3	5.5	7.7
Unallocated common assets including cash and deposits	4.8	9.2	9.4

Net assets	15.1	14.7	17.1

2.	Exceptional items

In December 2003 the Group announced that the arbitration it commenced against Dimethaid International Inc. following Dimethaid’s termination of the Pennsaid® distribution agreement had been decided in Provalis’ favour, and that as a result Provalis had been awarded the compensatory sum of £1.2m, together with costs and interest of £0.4m. Subsequent to this announcement the Group has negotiated a payment schedule with Dimethaid resulting in an initial receipt of £0.2m in February 2004 and a series of monthly payments ending in April 2005. Due to the continued uncertainty in the receipt of these monies the award will only be recognised in the Group Accounts to the extent that its recovery is considered to be sufficiently certain, and therefore £0.2m has been recognised in the period. This offsets the £0.2m of costs incurred during this period in connection with this arbitration.

The loss on discontinued activities of £0.2m in the six months ended December 2002 and the year ended 30 June 2003 relate to the redundancy and closure costs of Therapeutic R&D’s Vaccine programmes.

The profit on variation of distribution agreement of £3.4m in the year ended June 2003 relates to profit recognised on payments arising from the variation of the distribution agreement with Dr Falk Pharma. £1.5m was received in both February 2003 and January 2004 and a further £0.4m is due to be received in January 2005. Up to a further £1.6m may be received in January 2005 contingent on the levels of sales of Falk products in calendar year 2004.

3.	Taxation

In December 2003 the Inland Revenue rejected a claim for R&D tax credits in the Medical Diagnostics business for the year ended 30 June 2002. The Group is strongly contesting the Inland Revenue’s decision. Cumulatively, the Group had recognised £0.4m in respect of the R&D tax credits for the Medical Diagnostics business. However if the Group’s appeals are unsuccessful, £0.3m of cash received to date in respect of tax credits may have to be repaid, and a provision for this has been included in the tax charge for the period.

The Inland Revenue accepted the claim for the R&D tax credits for the Therapeutics business at an amount of £0.1m in excess of the credits previously recognised in the accounts.

4.	Loss per share

The loss per share is based on the loss for the period of £2.0m (6 months ended 31 December 2002: loss £1.2m; full year 2003: profit £1.3m) and the weighted average number of ordinary shares in issue during the period of 330,603,722 (6 months ended 31 December 2002: 330,360,181; full year 2003: 330,360,181).

5.	Earnings before interest, taxation, depreciation and amortisation (EBITDA)

	6 months ended 31 December 2003 (Unaudited) £’m	6 months ended 31 December 2002 (Unaudited) £’m	Year ended 30 June 2003 (Audited) £’m
(Loss) profit on ordinary activities before taxation	(1.7)	(1.2)	1.3
Interest	(0.1)	(0.1)	(0.2)
Amortisation	0.7	0.7	1.5
Depreciation	0.3	0.3	0.5

EBITDA	(0.8)	(0.3)	3.1
Profit on variation of distribution agreement	—	—	(3.4)

EBITDA before exceptional items	(0.8)	(0.3)	(0.3)
Operating loss from discontinued activities*	—	0.4	0.4
Loss on termination of discontinued activities*	—	0.2	0.2

EBITDA before exceptional items and excluding discontinued activities	(0.8)	0.3	0.3

*Discontinued activities relate to certain programmes in the Vaccines Research Business of Therapeutics R&D

6.	Intangible assets

The intangible assets represent the total cost of acquisition of Diclomax® from Parke Davis, a subsidiary of Pfizer Inc., on 3 December 2001, for £14.9m. The asset is being amortised over a period of ten years and the Consolidated Profit and Loss Account for the six months ended 31 December 2003 contains amortisation of £0.7m (six months ended 31 December 2002: £0.7m).

The cash outflow associated with the acquisition of Diclomax® was £2.3m in the six months (six months ended 31 December 2002: £2.3m). The outstanding £4.1m of acquisition cost is held within creditors and will be payable in weekly installments until November 2004. As security for the payment of the deferred consideration Parke Davis has a fixed and floating charge over the assets (excluding book debts) of Provalis Healthcare Limited. The security offered by Provalis plc lapsed on 3 December 2002 but Provalis plc will continue to guarantee the debt of Provalis Healthcare Limited to Parke Davis Limited.

7.	Movements in equity shareholders’ funds

	Called-up share capital £’m	Share premium account £’m	Merger reserve £’m	Profit and loss account £’m	Total £’m
Balance at 1 July 2003	3.3	24.1	96.3	(106.6)	17.1
Loss for the period	—	—	—	(2.0)	(2.0)

Balance at 31 December 2003	3.3	24.1	96.3	(108.6)	15.1

8.	Cash flow information

(a) Reconciliation of net cash flow to movements in net funds

	6 months ended 31 December 2003 (Unaudited) £’m	6 months ended 31 December 2002 (Unaudited) £’m	Year ended 30 June 2003 (Audited) £’m
Increase (decrease) in cash in the period	1.4	(0.9)	(0.3)
Repayments of unsecured loan	—	0.1	0.1
(Decrease) in short term deposits	(4.8)	(2.2)	(3.5)

Movement in net funds in the period	(3.4)	(3.0)	(3.7)
Net funds at start of period	6.6	10.3	10.3

Net funds at end of period	3.2	7.3	6.6

(b) Analysis of changes in net funds
	As at 1 July 2003 £’m	Cash flow £’m	As at 31 December 2003 £’m
Cash	1.6	1.4	3.0
Short term deposits	5.0	(4.8)	0.2

Net funds	6.6	(3.4)	3.2

Short term deposits have a maturity of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the repayment of certain expenses. Cash includes cash in hand and deposits repayable on demand.

9.	Nature of financial information

The interim figures for the six months ended 31 December 2003 have been independently reviewed by the auditors, but they, and those for the six months ended 31 December 2002, are unaudited.

The financial information set out herein does not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the year ended 30 June 2003 are extracted from the audited accounts for that year, which have been filed with the Registrar of Companies. The auditors’ report on those audited accounts was unqualified and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.

The Interim Report has been prepared on the basis of the accounting policies set out in the most recent set of annual financial statements.

Independent Review Report

by KPMG Audit Plc to Provalis Plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 7 to 12 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2003.

KPMG Audit Plc

Chartered Accountants

8 Princes Parade

Liverpool

L3 1QH

20 February 2004